Filed by Green Growth Brands Inc. (formerly Xanthic Biopharma Inc.)

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aphria Inc. (SEC File No.: 001-38708)

Form F-10 File No.: 333-229329

Green Growth Brands Inc. (“GGB”) has used or made available the following communication:

Exhibit 1. GGB Press Release, dated April 25, 2019.

Notice to United States Shareholders of Aphria Inc.

Green Growth Brands Inc. (“GGB”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10, a Tender Offer Statement on Schedule 14D-1F, as amended, and other documents and information. Ahpria Inc. shareholders are urged to read the Registration Statement, the Tender Offer Statement, as well as any amendments, variations or supplements to those documents, because they contain or will contain important information. Investors and Aphria Inc. shareholders are able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by GGB will be available free of charge from GGB. You should direct requests for documents to Kingsdale, 130 King St West, Suite 2950, Toronto, ON M5X 1K6, Toronto, North American Toll Free Phone: 1-866-851-3214, outside North America Phone: 416-867-2272.

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities.

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This press release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities in any jurisdiction. See also “Notice to U.S. Holders of Aphria Shares” below.

Green Growth Brands Offer for Aphria Inc. Expires

COLUMBUS, April 25, 2019 /CNW/ - Green Growth Brands Inc. (“Green Growth” or the “Company”) (CSE: GGB) today announces that its formal offer (the “Offer”) to acquire all of the issued and outstanding common shares (the “Aphria Shares”) of Aphria Inc. (“Aphria”) has expired. The Company will not be taking up any Aphria Shares as the conditions of the Offer have not been met. As announced on April 15, 2019, the Company entered into an agreement with Aphria to shorten the expiry time for acceptance of the Offer from 5:00 p.m. (Toronto time) on May 9, 2019 to 5:00 p.m. (Toronto time) on April 25, 2019; the Company has determined not to extend the expiry date of the Offer.

All Aphria Shares that have been tendered to the Offer will be promptly returned to Aphria shareholders.

Notice to U.S. Holders of Aphria Shares

Green Growth has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “U.S. Securities Act”) pursuant to the multi-jurisdictional disclosure system adopted by the United States, a Tender Offer Statement on Schedule 14D-1F (the “Tender Offer Statement”) under the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “U.S. Exchange Act”), and other documents and information. Green Growth is a foreign private issuer and permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States.

The enforcement by Aphria Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Green Growth was amalgamated under the laws of Ontario, and Aphria was amalgamated under the laws of Ontario, some or all of their respective officers and directors may be residents of a foreign country, some or all of the experts named in the Tender Offer Statement and Registration Statement may be residents of a foreign country, and all or a substantial portion of the assets of Green Growth and Aphria and said persons may be located outside the United States.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED OF THE OFFER, OR HAS OR WILL HAVE DETERMINED IF ANY DOCUMENTS RELATING TO THE OFFER ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

For further information: Media Contact: Ian Robertson, Executive Vice President, Communication Strategy, Kingsdale Advisors, Direct: 416-867-2333, Cell: 647-621-2646, Email: irobertson@kingsdaleadvisors.com; Investor Contact: Peter Horvath, CEO, Green Growth Brands Inc., Phone: 614-508-4222